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SECU 11023230 SSION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 14 2012
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/10 AND ENDING 5/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stoever, Glass + Co Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman + Co.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STOEVER, GLASS & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2011

STOEVER, GLASS & CO., INC.
MAY 31, 2011

Table of Contents

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Stoever, Glass & Co., Inc.

We have audited the accompanying statement of financial condition of Stoever, Glass & Co., Inc. (the "Company") as of May 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stoever, Glass & Co., Inc. as of May 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

July 28, 2011

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2011

ASSETS

Cash	$	5,665,660
Cash segregated under federal and other regulations		49,733
Receivable from brokers and dealers		176,384
Receivable from customers		5,322,168
Securities owned, at fair value (pledged as collateral)		5,121,172
Interest receivable		94,663
Prepaid income taxes		87,363
Furniture, fixtures, and equipment, less accumulated depreciation of $403,416		51,908
Other assets		165,714
TOTAL ASSETS	$	16,734,765

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Loan payable - bank	$	3,000,000
Payable to brokers and dealers		1,033,610
Accounts payable and accrued expenses		418,146
Due to customers		1,647,868
Securities sold, not yet purchased, at fair value		72,903
Loan payable to stockholder		3,000,000
Total liabilities		9,172,527
Commitments and contingencies (Notes 5, 9 and 10)		
Stockholders' equity:		
Common stock - $10 par value; 1,000 shares authorized, 500 shares issued		5,000
Additional paid-in capital		139,678
Retained earnings		7,632,740
		7,777,418
Less: treasury stock - 50 shares, at cost		(215,180)
Total stockholders' equity		7,562,238
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	16,734,765

See accompanying notes to statement of financial condition.

STOEVER, GLASS & CO., INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
MAY 31, 2011

NOTE 1. ORGANIZATION AND OPERATIONS

Stoever, Glass & Co., Inc. (the "Company"), a New York corporation, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company effects trades primarily in state and municipal obligations and corporate debt securities, both on a proprietary basis and on behalf of its customers, which include both institutions and individuals.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customer securities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820, *Fair Value Measurements and Disclosures.*

Revenue recognition
Securities transactions are recorded on a trade-date basis.

Fair value measurements
In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements.* This update amends FASB ASC 820, *Fair Value Measurements and Disclosures*, to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on June 1, 2010, and will adopt certain other provisions on June 1, 2011.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs which are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Furniture, fixtures, and equipment

Furniture, fixtures, and equipment are stated at cost. Depreciation for furniture, fixtures, and equipment is recorded on a straight-line basis using a maximum life of five years.

Income taxes

Effective June 1, 2009, the Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Subsequent events

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on May 31, 2011. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash in the amount of $49,733 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. There was no requirement to fund the account at May 31, 2011.

NOTE 4. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 4. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of May 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets:				
State and municipal bonds	$ -	$ 5,066,082	$ -	$ 5,066,082
Corporate bonds	-	55,090	-	55,090
Total bonds owned	$ -	$ 5,121,172	$ -	$ 5,121,172
Liabilities:				
State and municipal bonds sold, not yet purchased	$ -	$ 72,903	$ -	$ 72,903

State and municipal bonds and corporate bonds owned are included in Level 2 of the fair value hierarchy due to their limited market activity. The valuation technique is a market approach that includes prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

NOTE 5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase at a future date. The Company has recorded these obligations in the financial statements at May 31, 2011, at their fair value and will incur a loss if the fair value of the securities increases subsequent to May 31, 2011.

The Company's financing and securities settlement activities require the Company to pledge proprietary and/or unpaid customer securities as collateral in support of various secured financing sources such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring either the infusion of additional collateral or the reduction of securities positions, where necessary. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Included in receivable from and payable to broker-dealers and amounts payable and receivable upon receipt or delivery of securities. Should the broker or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market at prices different from contract value. The Company monitors the credit standing of each broker and clearing organization with which it conducts business and requires deposits and additional collateral, when necessary.

NOTE 6. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS

At May 31, 2011, receivables from and payables to broker-dealers consisted of the following:

	Receivable from brokers and dealers	Payable to brokers and dealers
Securities trades pending settlement, net	$ -	$ 830,669
Securities failed to receive	-	202,941
Securities failed to deliver	176,384	-
	$ 176,384	$ 1,033,610

NOTE 7. CONCENTRATION OF CREDIT RISK

The Company provides brokerage, clearance, financing, and related services to a diverse customer base primarily in the United States, including institutional and individual investors and brokers and dealers. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing customer and market conditions.

The Company places substantially all of its cash, which may at times be in excess of FDIC insurance limits, with a major financial institution.

NOTE 8. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures, and equipment consisted of the following at May 31, 2011:

Equipment	$ 381,275
Furniture and fixtures	74,049
	455,324
Less: accumulated depreciation	(403,416)
Furniture, fixtures, and equipment, net	$ 51,908

NOTE 9. LOAN PAYABLE - BANK

The Company is obligated under an uncommitted line of credit (broker loan) that amounted to $3,000,000 at May 31, 2011. Amounts advanced under the broker loan bear interest at a fluctuating rate based on the broker call rates (1.35% at May 31, 2011). The loan can be withdrawn at any time at the lender's discretion. The loan is fully collateralized by all securities owned by the Company.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Lease agreement

The Company conducts its operations from an office that is leased under a noncancelable operating lease expiring on May 31, 2012. The future minimum annual lease payments, excluding escalation costs, for the remaining life of this lease amount to approximately $236,000.

NOTE 10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

The Company is subject to various legal, regulatory, and other proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's statement of financial condition.

NOTE 11. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. With few exceptions, the Company is no longer subject to federal, state or local income tax examinations by taxing authorities for years before 2008.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses.

NOTE 12. EMPLOYEE RETIREMENT PLANS

Substantially all of the Company's employees may elect to defer a portion of their annual compensation pursuant to the Company-sponsored 401(k) tax-deferred savings plans. The Company also has a defined contribution profit-sharing plan.

NOTE 13. RELATED-PARTY TRANSACTIONS

At May 31, 2011, the Company was indebted to its principal stockholder pursuant to a demand note payable in the amount of $3,000,000. The loan is unsecured and bears interest at 4% per annum.

NOTE 14. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness change from day to day. At May 31, 2011, the Company had net capital of approximately $6,958,000, which was $6,620,000 in excess of its minimum net capital requirement of $338,000. The Company's percentage of aggregate indebtedness to net capital was 73% as of May 31, 2011. In addition, the Company is required to maintain a minimum net capital of $1,000,000 pursuant to its arrangement with The Depository Trust & Clearing Corporation.